FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

1 HOLMES FINANCING (No 5) PLC
2 HOLMES FUNDING LIMITED
3 HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

02051515

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X ...

<u>Holmes Financing No 5 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 July 2002 to 08 August 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

	Current Period	
	Number	£000's
Brought Forward	285,472	17,795,006
Replenishment	15,327	1,009,884
Repurchased	(5,796)	(412,180)
Redemptions	(7,545)	(597,956)
Losses	(17)	(58)
Other Movements	0	102,825
Carried Forward	287,441	17,897,520

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	326,074	21,999,488
Repurchased	(66,054)	(4,575,792)
Redemptions	(89,867)	(6,027,905)
Losses	(103)	(310)
Other Movements	0	102,825
Carried Forward	287,441	17,897,520

Annualised 1 Month CPR	60.86%	¬(Including
Annualised 3 Month CPR	73.95%	redemptions and
Annualised 12 Month CPR	44.27%	repurchases)

¬ The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

<u>Asset Profiles</u>

Weighted Average Seasoning	40.25
Weighted Average Loan size	£62,265.02
Weighted Average LTV	76.31% ¬¬ (see below)
Weighted Average Remaining Term	19.04

Product Type Analysis	£000's	%
Variable Rate	12,426,248	69.43%
Fixed Rate	5,471,272	30.57%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,897,520	100.00%

<u>Mortgage Standard Variable Rate</u>

Effective Date	Rate
01 December 2001	6.10%

Holmes Financing No 5 plc

Periodic Report to Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	11,127	616,722	3.45%
East Midlands	15,440	802,310	4.48%
Greater London	59,611	4,199,039	23.46%
North West	35,139	1,720,817	9.61%
North	13,611	625,098	3.49%
South East	78,256	5,716,419	31.94%
South West	22,620	1,347,144	7.53%
Wales	15,073	699,194	3.91%
West Midlands	19,519	1,044,672	5.84%
Yorkshire and Humberside	20,390	944,919	5.28%
Unknown	2,655	181,246	1.01%
Total	287,441	17,897,520	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,165	185,178	0.82%
25.01 - 50.00	27,783	1,403,833	7.84%
50.01 - 75.00	69,403	4,571,446	25.54%
75.01 - 80.00	14,752	1,018,156	5.69%
80.01 - 85.00	19,770	1,321,537	7.38%
85.01 - 90.00	41,070	2,986,285	16.69%
90.01 - 95.00	111,498	6,431,305	35.93%
Total	287,441	17,897,520	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	279,833	17,487,963	(2,902)	97.61%
1.00 - 1.99 months	5,069	282,537	2,227	1.58%
2.00 - 2.99 months	1,133	66,826	868	0.37%
3.00 - 3.99 months	543	30,531	640	0.17%
4.00 - 4.99 months	325	18,308	482	0.10%
5.00 - 5.99 months	170	9,978	330	0.06%
6.00 - 11.99 months	309	16,057	749	0.09%
12 months and over	30	1,258	114	0.01%
Properties in Possession	39	1,338	116	0.01%
Total	287,441	17,894,785	2,735	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

<u>Holmes Financing No 5 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 July 2002 to 08 August 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Shares of Trust last Distribution Date (08 August 2002)</u>

	£000's	%
Funding Share	10,506,051	58.70116%
Seller Share	7,391,469	41.29884%
	17,897,520	100.00000%

Minimum Seller Share	715,743	4.00%

<u>Cash Accumulation Ledger</u>

	£000's
Brought Forward	1,055,161
Additional Amounts Accumulated	412,494
Payment of Notes	(1,055,000)
Carried Forward	412,655

<u>Excess Spread</u>

Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4821%

<u>Reserve Funds</u>

	First Reserve	Second Reserve
Balance as at 15/7/2002	£185,000,000.00	£30,058,959.55
Required Amount as at 15/7/2002	£185,000,000.00	£73,825,687.00
Percentage of Notes	1.75%	0.28%

<u>Properties in Possession</u>

<u>Stock</u>

	Current Period	
	Number	£000's
Brought Forward	43	1,539
Repossessed in Period	13	848
Sold in Period	(17)	(932)
Carried Forward	39	1,455

	Cumulative	
	Number	£000's
Repossessed to date	163	7,483
Sold to date	(124)	(6,028)
Carried Forward	39	1,455

<u>Repossession Sales Information</u>

Average time Possession to Sale	62	Days
Average arrears at time of Sale	£3,020.00	

<u>MIG Claim Status</u>

	Number	£000's
MIG Claims made	83	625
MIG Claims outstanding	14	96

Average time claim to payment	26

<u>Trigger Events</u>
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 22nd August, 2002

By _____

I Christie (Authorised Signatory)